UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For transition period from              to

Commission File Number 0-51331

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BankFinancial and Subsidiaries Associate Investment Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANKFINANCIAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

15W060 North Frontage Road, Burr Ridge, Illinois	60527
(Address of Principal Executive Offices)	(Zip Code)

BANKFINANCIAL AND SUBSIDIARIES

ASSOCIATE INVESTMENT PLAN

Burr Ridge, Illinois

FINANCIAL STATEMENTS

December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

BankFinancial and Subsidiaries

    Associate Investment Plan

Burr Ridge, Illinois

We have audited the accompanying statements of net assets available for benefits of the BankFinancial and Subsidiaries Associate Investment Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois

June 17, 2008

1.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments, at fair value (Note 4)	$19,360,108	$19,184,845

Net assets reflecting all investments, at fair value	19,360,108	19,184,845
Adjustment from fair value to contract value for fully benefit-responsive contracts	162,065	175,198

NET ASSETS AVAILABLE FOR BENEFITS	$19,522,173	$19,360,043

See accompanying notes to financial statements.

2.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2007

Additions to net assets attributed to:
Investment income (loss) (Note 4)
Net depreciation in fair value of investments	$(399,591)
Interest and dividends	281,651

Total investment income (loss)	(117,940)
Contributions:
Employer	566,608
Participant salary deferrals	1,168,859

Total contributions	1,735,467

Total additions	1,617,527

Deductions from net assets attributed to:
Benefits paid to participants	1,415,600
Administrative expenses	39,797

Total deductions	1,455,397

Net increase	162,130

Net assets available for benefits
Beginning of year	19,360,043

End of year	$19,522,173

See accompanying notes to financial statements.

3.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN

The following description of the BankFinancial and Subsidiaries Associate Investment Plan (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of BankFinancial, F.S.B. (“the Bank”) and its subsidiaries who are 21 years of age or older and have completed six months of service. This plan, as amended, was adopted by the Bank on July 1, 1993. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility: Employees become eligible to participate in the Plan on the first day of any quarter of any plan year coincident with or next following the date that they have met the eligibility requirements.

Contributions: The Plan is a contributory 401(k) savings plan funded by employee and employer contributions. Each participant may elect to contribute up to 50% of pretax compensation, subject to the limits established by the Internal Revenue Code. Employer contributions consist of a discretionary matching contribution subject to limitations of the participant’s eligible compensation and a discretionary profit sharing contribution. Subject to the above-mentioned limitation for the plan year ended December 31, 2007, the Bank provided a dollar-for-dollar match on contributions made from January 1, 2007 through March 31, 2007 on contributions up to 5% of eligible compensation, and a match of $0.50 on each $1.00 of contribution up to 6% of eligible compensation from April 1, 2007 through December 31, 2007. No additional discretionary contribution was made for the year ended December 31, 2007.

Administrative Expenses: Any expenses incurred for the administration and audit of the Plan not paid by the Bank may be paid out of the Plan’s assets.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bank’s matching and profit sharing contributions, (b) the Plan’s earnings, and (c) administrative expenses. Allocations are based on participant earnings, contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers nineteen funds, including BankFinancial Corporation common stock, as investment options for participants.

(Continued)

4.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service as follows:

Years	Vested Percent
1	0
2	25
3	50
4	75
5	100

Forfeitures: Forfeitures attributable to employer matching contributions are used to reduce future Employer matching contributions. Forfeitures attributable to employer profit sharing contributions are added to any employer discretionary profit sharing contributions and are allocated to participants in the same manner as the employer discretionary profit sharing contribution. As of December 31, 2007 and 2006, there was $30,902 and $6,278 respectively, in forfeited nonvested accounts.

Payment of Benefits: Participants are not eligible to receive benefit payments until employment is terminated or they attain the age 59 1/2. When the participant’s vested balance is $5,000 or less, the benefit is distributed in a lump-sum payment. Participants with a balance in excess of this figure may postpone the lump-sum payment of benefits until reaching the age of 70 1/2.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of their vested account balance, subject to a minimum loan of $1,000.

Hardship Withdrawals: The Plan provides that participants can withdraw rollover contributions and earnings thereon and salary deferral contributions, but not the earnings thereon, for reasons of financial hardship, as defined. Individual salary deferral contributions are prohibited for a six-month period after such hardship withdrawal.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The policies and principles which significantly affect the determination of net assets and changes in net assets are summarized below.

Accounting Method: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(Continued)

5.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The fair values of the Plan’s investment contracts have been estimated with a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks, as of the respective financial statement dates. Participant loans are stated at cost, which approximates fair value.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits are not anticipated to be material.

(Continued)

6.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Risks and Uncertainties: The Plan provides for certain investment options including mutual funds, employer stock and a guaranteed investment contract. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances. As of December 31, 2007 and 2006, 41.1% and 44.4% of the Plan’s net assets were invested in shares of BankFinancial Corporation Common Stock, respectively.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(Continued)

7.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the fair value of the Plan’s net assets:

	December 31,
	2007	2006
Common Stock
BankFinancial Corporation Common Stock	$8,029,773	$8,598,259

Interest in mutual funds
AllianceBernstein LP LargeCap Value Sel Fund	1,201,375	1,173,320
Principal Global Investors S&P 500 Idx Sel Fund	1,243,067	1,179,781
Principal Global Investors Prin Inv LifeTime 2020 Sel Fd	1,215,635	1,097,615
Columbus Circle Investors LargeCap Growth Sel Fund	1,827,023	1,537,335

Investment contract with insurance company
Principal Life Insurance Company Fixed Income Option 401(a)/(k) (Contract values: 2007 -$3,241,298; 2006 - $3,503,950)	3,079,233	3,328,752

During the year ended December 31, 2007, the Plan’s investments (including investments bought and sold, as well as held, during the period) appreciated (depreciated) in value as follows:

Bank Common stock	$(974,909)
Mutual funds	575,318

$(399,591)

During the year ended December 31, 2007, the Plan’s investments generated interest and dividend income of $281,651.

(Continued)

8.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 5 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan holds a fully benefit-responsive group annuity investment contract with Principal Life Insurance Company (Issuer) through the Principal Fixed Income Option. The methodology for calculating the interest crediting rate is defined in Article I, Section II of the contract under the term “Composite Crediting Rate.” Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract values for credit risk of the contract issuer or otherwise.

The Plan’s investment contract does not specify certain conditions under which distributions from the contract would be payable at amounts below contract value. The terms and methods under which the contract may transact are defined in Article II (Deposits and Funds), Article III (Fees), Article IV (Benefits and Other Payments) and Article V (Termination) in the contract. The contract does not specify the circumstances under which the Issuer may terminate the contract. Under the contract terms, the contract is terminated when no deposit arrangements have been made and there are no deposits with a value greater than zero under the Contract. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract is based on agreed-upon formulas with the issuer, as defined in the contract agreements, but cannot be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract. The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive contracts (“adjustment”).

	2007	2006
Average yields, in the aggregate for the contract:
Based on annualized earnings (1)	3.10%	3.30%
Based on interest rate credited to participants (2)	3.10%	3.30%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

(Continued)

9.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. As of December 31, 2007 and 2006, certain plan investments are guaranteed investment contracts and mutual funds issued by Principal. Principal is the custodian of the Plan and therefore, these investments qualify as party-in-interest investments. The Plan also held party-in-interest investments in the form of participant loans.

At December 31, 2007 and 2006, the plan held 507,571 and 482,777 shares of BankFinancial Corporation common stock in the BankFinancial Corporation Common Stock Fund, respectively. The Plan received $138,012 in dividends on BankFinancial Corporation common stock in 2007.

Fees of $39,797 were paid by the Plan’s participants to The Splinter Group during the year ended December 31, 2007 for investment advisor services. These fees are considered party-in-interest transactions.

NOTE 7 - TAX STATUS

The Plan is relying on a favorable opinion letter dated September 16, 2003 issued to Principal Life Insurance Company, the plan document sponsor. The Plan is not required to file for an individual determination letter because of the opinion letter received from the Internal Revenue Service. Although the Plan has been amended since receiving the favorable opinion, the plan administrator believes that the Plan is designed and is being operated in accordance with the applicable requirements of the Internal Revenue Code.

(Continued)

10.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	2007	2006
Net assets available for benefits per the financial statements	$19,522,173	$19,360,043
Excess of contract value over estimated fair value of investments in investment contracts	—	(175,198)

Net assets available for benefits per the Form 5500	$19,522,173	$19,184,845

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2007 per the financial statements to the net increase in net assets available for benefits per the 2007 Form 5500:

Increase in net assets available for benefits per the financial statements	162,130
Change in excess of contract value over estimated fair value of investments in investment contracts for 2007	—
Change in excess of contract value over estimated fair value of investments in investment contracts for 2006	175,198

Net increase in net assets available for benefits per the Form 5500	$337,328

11.

SUPPLEMENTAL SCHEDULE

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Name of Plan Sponsor: BankFinancial, F.S.B.

Employer Identification Number: 36-1570375

Three-Digit Plan Number: 003

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	Current Value

Common Stock
* BankFinancial Corporation	Common Stock	#	$8,029,773

Insurance Company Guaranteed Investment Contract:
* Principal Life Insurance Company	Fixed Income Option 401 (a)/(k)	#	3,079,233

Mutual Funds
* Principal Global Investors	Bond and Mtg Secs Sel Fund	#	711,369
AllianceBernstein LP	LargeCap Value Sel Fund	#	1,201,375
Goldman Sachs/LA Capital Mgmt	MidCap Value I Sel Fund	#	97,933
* Principal Global Investors	S&P 500 Idx Sel Fund	#	1,243,067
* Principal Global Investors	Prin Inv LfTm Strat Inc Sel Fd	#	8,549
* Principal Global Investors	Prin Inv LifeTime 2010 Sel Fd	#	92,835
* Principal Global Investors	Prin Inv LifeTime 2020 Sel Fd	#	1,215,635
* Principal Global Investors	Prin Inv LifeTime 2030 Sel Fd	#	169,735
* Principal Global Investors	Prin Inv LifeTime 2040 Sel Fd	#	121,347
* Principal Global Investors	Prin Inv LifeTime 2050 Sel Fd	#	69,742
Columbus Circle Investors	LargeCap Growth Sel Fund	#	1,827,023
Dimensional/Vaughan Nelson	SmallCap Value II Sel Fund	#	59,429
* Principal Global Investors	S&P 400 Idx Sel Fund	#	113,876
* Principal Global Investors	S&P 600 Idx Sel Fund	#	54,101
Turner Investment Partners	MidCap Growth Sel Fund	#	780,536
UBS/Emerald/Essex	SmallCap Growth II Sel Fund	#	12,847
* Principal Global Investors	Diversified Interl Sel Fund	#	223,945

Other:
* Participant loans	Interest rates ranging from 4.00% to 9.25% and maturities ranging from January 2008 to June 2020		247,758

			$19,360,108

*	Party-in-interest investment.
#	Investment is participant directed; therefore, historical cost is not required.

12.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

Date: June 17, 2008
/s/ PATRICIA M. SMITH
Patricia M. Smith
Executive Vice President, Human Resources Division, BankFinancial, F.S.B

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Crowe Chizek and Company LLC